Exhibit 99.1

Auna announces the filing of its Form 20 F for the fiscal year 2025

Luxembourg– April 22, 2026 - Auna S.A. (“Auna” or the “Company”) (NYSE: AUNA), a Latin American healthcare company with operations in Mexico, Peru and Colombia, announced today the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, with the Securities and Exchange Commission (the “SEC”) on April, 22, 2026.

Auna’s Annual Report on Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the “Financial Info” section of the Company’s Investor Relations website at www.aunainvestors.com. In addition, shareholders may receive a hard copy of the Company’s audited financial statements, or its complete 2025 Form 20-F including audited financial statements, free of charge, by requesting a copy from the Investor Relations team at contact@aunainvestors.com

About Auna

Auna is one of Latin America’s leading healthcare platforms, with operations in Mexico, Peru, and Colombia. It prioritizes prevention and focuses on complex diseases that represent the highest healthcare spending. Its mission is to transform healthcare by delivering access to a highly integrated offering of services in low-penetration markets across Spanish-speaking Latin America. Founded in 1989, Auna has built one of the region’s largest modern healthcare platforms, consisting of a horizontally integrated network of medical care centers and a vertically integrated portfolio of oncology and general health plans. As of March 31, 2026, Auna’s network included 31 healthcare facilities—hospitals, ambulatory centers, and prevention and wellness centers—with a total of 2,333 beds and 1.4 million health plan members.

For more information visit www.aunainvestors.com

Investor Relations Contact contact@aunainvestors.com